



REpower Systems AG · Flughafenstraße 54 · D-22335 Hamburg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

***REpower* Systems AG**
Hauptverwaltung
Flughafenstraße 54
D-22335 Hamburg

Tel.: +49 - 40 - 53 93 07 - 0
Fax: +49 - 40 - 53 93 07 - 77

E-mail: info@repower.de
Internet: www.repower.de


SEC MAIL PROCESSING
RECEIVED
APR 30 2003
WASH. D.C. 180 SECTION

April 20, 2002

Re: REpower Systems AG
Commission File No.: 82-34654

SUPPL

Ladies and Gentlemen:

Pursuant to our Rule 12g3-2(b) exemption under the U.S. Securities Exchange Act of 1934, as amended, we are hereby furnishing a press release as well as our annual report on fiscal year 2002 which we published.

Should you have any questions, please feel free to contact Isabelle von Wrede at 0049-40539307-23 at your convenience.

Sincerely,

Isabelle von Wrede


PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Enclosures



PRESS RELEASE

REpower exceeds targets

Gross revenue up 71 percent to EUR 251.0 million

EBIT margin: 10.4 percent; net profit up 65 percent; dividend of EUR 0.60 per share

Hamburg, March 26, 2003. REpower Systems AG (TecDAX, SIN 617703), a wind energy industry leader, recorded a 71% increase in gross revenue in fiscal 2002. Gross revenue amounted to EUR 251.0 million in the year under review as against EUR 146.7 million in 2001. Earnings before interest and taxes (EBIT) totaled EUR 26.1 million in 2002, up from EUR 18.4 million in the prior-year period. Net profit for the period was EUR 14.8 million, while earnings per share amounted to EUR 3.03. In view of this, the Company's management will propose a dividend payment of EUR 0.60 per no-par value share to the General Meeting.

158 wind turbines were realized in 2002, up from 119 in the prior-year period. This corresponds to an increase of approximately 32.8 percent. Total rated output rose by roughly 83.4 percent, from 123.8 megawatts in 2001 to 227.0 megawatts in the year under review. In line with the strongly seasonal nature of the sector, the fourth quarter made a substantial contribution to the positive development of the year as a whole, recording a rated output of 46.4 percent. A sizeable majority (90 percent) of the turbines erected in 2002 belonged to the multi-megawatt class. Consolidated equity investment Denker & Wulf AG implemented projects in fiscal 2002 with a total rated output of 82.8 megawatts.

Thanks to this positive business development, REpower Systems AG recorded a clear increase in earnings before interest and taxes (EBIT) in the year under review. Gross revenue amounted to EUR 251.0 million, while EBIT rose from EUR 18.4 million in 2001 to EUR 26.1 million in 2002, a margin of 10.4 percent. The year-on-year increase in the result therefore amounted to a substantial 42.1 percent.

Net profit for 2002 was EUR 14.8 million, up 65.0 percent from the EUR 9.0 million recorded the previous year. Earnings per share amounted to EUR 3.03 (2001: EUR 2.84).

Cash flow in 2002 totaled EUR +17.2 million, as against EUR -1.7 million in 2001. Current assets recognized at the end of December were relatively high, due to the sale of turnkey wind farms as of the balance sheet date.

The number of staff employed by the REpower Systems Group rose during the period under review from 260 as of December 31, 2001 to 419 as of December 31, 2002. Staff costs amounted to EUR 16.7 million in 2002, up from EUR 10.6 million in 2001.

In light of the positive result, the Managing Board and Supervisory Board of REpower Systems AG will propose to the General Meeting in May 2003 that part of the net profit for the period be distributed to shareholders. The size of the dividend proposed is EUR 0.60 per no-par value share. "As a growth company, we are pleased to be let our shareholders share in REpower Systems AG's increase in net worth", commented Prof. Fritz Vahrenholt, Chairman of the Managing Board of REpower Systems AG, on the dividend proposal. "We regard this initial dividend payment as setting a precedent for coming fiscal years," he continued.

REpower Systems AG's order books at the end of December 2002 included purchase agreements for wind turbines with a total rated output of 229.5 megawatts. This corresponds to a volume of approximately EUR 193.0 million. The turbines concerned are scheduled for erection in 2003. This represents an extremely large increase in total rated output as against orders at the end of 2001 (119.9 megawatts, for a volume of EUR 108.5 million). In addition, consolidated equity investment Denker & Wulf AG expects to realize further projects with around 80 wind turbines (approximately 120 megawatts) in the coming year. Implementation in fiscal 2003 will also be subject to the seasonal fluctuations typical of the sector.

On the basis of its current order books and the project pipeline at its project development company Denker & Wulf AG, REpower Systems AG is forecasting a successful fiscal 2003. "We are aiming for gross revenue of EUR 330 million in the current fiscal year, as well as a double-digit EBIT margin on our profit from operations," said Jens-Peter Stöhr, CFO of REpower Systems AG. "Investment levels in 2003 are forecast to match those for fiscal year 2002. The proportion of business generated abroad will increase substantially in 2003," he continued.

In addition to progressing with the development of its 5-megawatt REpower 5M turbine, the prototype of which is scheduled for construction in early 2004, REpower Systems AG successfully expanded its product portfolio to a total of six turbine types with the erection of the prototype of its MM 70 turbine. This 2-megawatt model has been designed for use in high-wind regions outside Germany. Construction of the prototype of the extremely competitive 2-megawatt REpower MM 82 turbine for low-wind regions is planned for early 2003. In addition, a 60 Hz version of the MD and MM turbine type aimed at the Japanese and North American markets is under development in 2003.

Annex

REpower Systems Group Key Figures

Group Figures (IAS)	Consolidated 01/01/02-12/31/02	Consolidated 01/01/01-12/31/01
Revenue in EUR thou.	254,486	141,640
Gross revenue in EUR thou.	250,998	146,662
Earnings of operations in EUR thou.	26,149	18,399
Earnings before income taxes and minority interest in EUR thou.	26,414	16,455
Earnings before minority interest in EUR thou.	15,724	10,145
Net profit in EUR thou.	14,838	8,990

	as of Dec, 31 2002
Total assets in EUR thou.	193,725
Shareholders' equity in EUR thou.	108,610
Equity ratio in %	56.1
Number of no-par value shares 2002* (1 EUR)	4,901,198
Earnings per share 2002* in EUR	3.03
Shares outstanding as of Dec. 31, 2002	5,401,198
Earnings per participating share in EUR	2.75
Issuing price in EUR	41.00
Initial quotation on the Neuer Markt in EUR	42.00

Closing price on Dec. 31, 2002 in EUR	23.66
Initial listing, Frankfurt	March 26, 2002

*weighted average

Orders processed by quarters for 2001 und 2002

Quarter	QI	Q II	QIII	QIV	Total
Number of WTG in 2001	16	22	25	56	119
MW in 2001	15.45	15.20	25.80	67.30	123.75
Number of WTG in 2002	9	42	34	73	158
MW in 2002	13.50	58.10	50.10	105.30	227.00

Orders processed by wind turbine model for 2001 und 2002

WTG-Model	48/600 48/750	57/1000	MD 70 MD 77	MM 70 MM 82	Total
Number of WTG in 2001	56	9	54	0	119
MW in 2001	33.75	9.00	81.00	0.00	123.75
Number of WTG in 2002	10	4	142	2	158
MW in 2002	6.00	4.00	213.00	4.00	227.00

Booked business as of December 31,2002 and December 31,2001

	as of Dec, 31 2002		as of Dec, 31 2001	
WEA-Model	Number of WTG	Total rated output in MW	Number of WTG	Total rated output in MW
MM 70	51	102.0	0	0.0
MD 70/77	79	118.5	77	115.5
57/1000	9	9.0	2	2.0
48/600	0	0.0	4	2.4
Total	**139**	**229.5**	**83**	**119.9**

About REpower:

REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 400 employees. The group has gained experience through the installation of more than 850 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Australia, Greece, France and Spain, among others.

Contact:

REpower Systems AG
Isabelle von Wrede / Investor Relations
phone: +49-40-53 93 07-23
fax: +49–40–53 93 07–77
e-mail: i.wrede@repower.de